1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 10, 2026

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1 99.2	Announcement on 2026/6/10: Announcement on 2026/6/10:	Chunghwa Telecom announced its operating results for May 2026 May 2026 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2026

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Chunghwa Telecom announced its operating results for May 2026

Date of events:2026/06/10

Contents:

1.
Date of occurrence of the event: 2026/06/10
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter "head office" or "subsidiaries"): Head office
4.
Reciprocal shareholding ratios: N/A
5.
Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for May 2026:

The Company's revenue for May 2026 was approximately NT$19.52 billion, income from operation was approximately NT$4.35 billion, net income attributable to stockholders of the parent was approximately NT$3.36 billion, EBITDA was approximately NT$7.77 billion and earnings per share was NT$0.44.

The Company's revenue for the five months ended May 31, 2026 was approximately NT$100.01 billion, income from operation was approximately NT$22.28 billion, net income attributable to stockholders of the parent was approximately NT$17.20 billion, EBITDA was approximately NT$39.32 billion and earnings per share was NT$2.22.

6.
Countermeasures: None
7.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

EXHIBIT 99.2

Chunghwa Telecom

June 10, 2026

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2026

1) Sales volume (NT$ Thousand)

Period	Items	2026	2025	Changes	%
May	Net sales	19,523,164	18,524,239	(+)998,925	(+) 5.39%
Jan-May	Net sales	100,009,462	93,381,115	(+)6,628,347	(+) 7.10%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	3,053 ,869

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	144,624
	Fair Value	-2,258
	The amount of unrealized gain(loss) recognized this year	-5,463

Settled Position	Total amount of contract	163,304
	The amount of realized gain(loss) recognized this year	3,367

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	110,907
	Fair Value	-1,469
	The amount of unrealized gain(loss) recognized this year	-4,618

Settled Position	Total amount of contract	442,893
	The amount of realized gain(loss) recognized this year	3,558

b Trading purpose: None